Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Provides Updated Number of Shares Outstanding

Ottawa, Canada, February 9, 2017 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has 7,305,012 common shares outstanding following the exercise of six-month warrants (“the Short-Term Warrants”) issued in its public offering completed in August, 2016.

Following the press release issued January 25, 2017 where the exercise price of the Short-Term Warrants was reduced from US$4.00 per share to US$1.50 per share, 1,200,664 Short-Term Warrants were exercised for aggregate gross proceeds of US$1.8 million. The Short-Term Warrants expired on February 8, 2017.

DragonWave currently intends to use the net proceeds from the exercise of warrants for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These forward-looking statements relate to a variety of matters, including, without limitation, statements regarding DragonWave’s use of those proceeds and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of DragonWave and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and DragonWave undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Although DragonWave believes that the expectations reflected in these forward-looking statements are reasonable, these statements involve many risks and uncertainties that may cause actual results to differ materially from what may be expressed or implied in these forward-looking statements. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of DragonWave in general, see the risk disclosures in the Form 20-F and Annual Information Form of DragonWave for the year ended February 29, 2016 and in subsequent filings, including of DragonWave’s MD&A, made with the SEC and on www.sedar.com by DragonWave.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Patrick Houston CFO DragonWave Inc. Investor@dragonwaveinc.com Tel: +1-613-599-9991